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                             June 9, 2021

       Alice Chan
       Chief Financial Officer and Director
       CF Finance Acquisition Corp. III
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Finance
Acquisition Corp. III
                                                            Registration
Statement on Form S-4
                                                            Filed May 13, 2021
                                                            File No. 333-256058

       Dear Ms. Chan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 13, 2021

       What interests do CF III's . . .?,, page 13

   1. Revise to quantify each of the interests referenced in the bullet points. Also revise to discuss the PIPE
investment and fees Cantor Fitzgerald will collect in connection with the transactions described
in the document.
       The Merger Agreement, page 21

   2. We note the disclosure regarding the exchange ratio as of April 30, 2021. Please revise to provide a value as of a
date as recent as practicable. Consider providing such information in the Question and
Answer section beginning on page 9 as well.
 Alice Chan
FirstName
CF FinanceLastNameAlice   Chan
            Acquisition Corp. III
Comapany
June 9, 2021NameCF Finance Acquisition Corp. III
June 9,
Page 2 2021 Page 2
FirstName LastName
Risk Factors, page 46

3. If the tax consequences of the redemption are uncertain or unclear and present material risks to investors, please revise to discuss those risks here. Also, if counsel is providing an opinion on those consequences, please revise your disclosure beginning on page 133 to identify counsel and that the disclosure represents its opinion.
The Amended Charter will require,, page 79

4. Please reconcile your disclosure here and page 223 regarding the sole and exclusive forum for claims under the Securities Act with Section 11.1 of Annex C, which discusses concurrent jurisdiction for those claims. If you intend to create concurrent jurisdiction for those claims, please present this change as a separate proposal in connection with the post-
         merger changes you intend to make. We note, in this regard, that it appears your pre-
         merger charter allowed for such claims only in the federal district courts.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page
95

5. We refer to adjustments (C) and (D). Please address the need to reflect transaction costs in the pro forma statement of operations pursuant to Rule 11-02(a)(i)(6)(B) of Regulation
         S-X.
6. In reference to adjustments (O) and (P), please tell us and disclose the terms in the warrants which are changing that will necessitate the reclassification from a liability to equity.
7. Refer to Adjustment (Q) on page 96. Please disclose the specific terms and conditions associated with the "Brown Award" that will result in the shares being vested. Please also more fully explain the accounting for the shares, including, if applicable, the potential impact that a change in the per share market price of the post combination company could have on the estimated fair value of the the shares and on the pro forma financial statements.
Background of the Business Combination, page 119

8. Clarify the timing of the twenty other business combination opportunities you evaluated.
9. Please revise to clarify how you determined the enterprise value to propose on January 5,
         2021, including any due diligence you conducted. Given your subsequent disclosure in this section regarding an initial due diligence list on January 7, 2021 and an industry report on January 19, 2021, it appears the amount you proposed was based solely on the value assigned during the potential Trimaran transaction. If so, revise to state so directly.
 Alice Chan
FirstName
CF FinanceLastNameAlice   Chan
            Acquisition Corp. III
Comapany
June 9, 2021NameCF Finance Acquisition Corp. III
June 9,
Page 3 2021 Page 3
FirstName LastName
10. Please revise to identify who provided the materials described at the January 7, 2021 special meeting.
CF III Board's Reasons . . ., , page 123

11. Reconcile the reference on page 127 to no third-party valuation with the disclosure on page 122 regarding the "presentation" provided by CF & Co. on February 12, 2021.
Certain Forecasted Financial Information for AEye, , page 128

12. Please revise to clarify the assumptions and estimates on which the projected financial information is based and how those assumptions and estimates relate to the amounts disclosed on page 129. While we note the list of assumptions in the second paragraph here, it is unclear how each of them impacted the projected financial information or the weight assigned to each assumption. Provide quantified disclosure to the extent possible, including, as examples only, the assumptions regarding AEye's market share and unit volumes.
The Post-Merger Charter, page 142

13. Discuss specifically the "certain" changes that will be made insofar as corporate opportunities provisions are concerned.
Total Addressable Market (TAM) Projections, page 172

14. Please revise to clarify how you determined the numbers and percentages discussed here and on page 185. Explain specifically how each source you reference, such as "customer dialogue," relates to these amounts and supports your conclusions. Exclusive Jurisdiction, page 227

15.      Please describe the full scope of the provision referenced here.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at
(202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Perry Hindin at (202) 551-3444 with any other questions.
 Alice Chan
CF Finance Acquisition Corp. III
June 9, 2021
Page 4

                                                Sincerely,
FirstName LastNameAlice Chan
                                                Division of Corporation Finance
Comapany NameCF Finance Acquisition Corp. III
                                                Office of Manufacturing
June 9, 2021 Page 4
cc:       Douglas Ellenoff
FirstName LastName